Trombly Business Law
                                                     1163 Walnut Street, Suite 7
                                                                Newton, MA 02461
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426


Amy  M.  Trombly,  Esq.
amy@tromblybusinesslaw.com



September  20,  2005

Delivered  by  electronic  submission  via  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.,  Mail  Stop  7010
Washington,  DC  20549

     Attn:     Ms.  Pamela  A.  Long

     Re:     Xtreme  Companies,  Inc.
             Amendment No. 2 to Registration Statement on Form SB-2 Filed September 16, 2005
             File  Number:  333-127825
             Form  8-K  Item  4.01
             Filed  September  15,  2005
             File  No.  0-30914

Dear  Ms.  Long:

I am securities counsel for Xtreme Companies, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 3 to Registration Statement No. 333-127825, together with certain exhibits thereto (the "Registration Statement").

Amendment No. 3 to the Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated September 20, 2005.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Amendment  No.  2  to  Registration  Statement  on  Form  SB-2
--------------------------------------------------------------
Dilution,  page  9
------------------

Comment 1. It appears that you have a typo in the last sentence of the first paragraph of this section on page 9. We note your statement that the example you provide showing dilution to new investors is at an offering price of $.20 per share, but that you use the current market price of $.15 per share in performing the actual calculation. Please revise the first statement to reflect the current market price, which is used throughout your document.

Response  1.     The  Company  has  made  the  change  requested  by  the Staff.

Exhibits
--------
Exhibit  5.1,  Legality  Opinion
--------------------------------

Comment 2. The legality opinion must opine on the corporate laws of the state of incorporation. Please confirm to us supplementally that by General Corporation Law of the State of Nevada, counsel means all statutes, including the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations, and provisions of the Nevada Constitution that affect the interpretation of the General Corporation Law.

Response 2. Counsel confirms that by General Corporation Law of the State of Nevada, counsel means all statutes, including the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations, and provisions of the Nevada Constitution that affect the interpretation of the General Corporation Law.

Comment 3.     We note that counsel consents to filing the opinion as an exhibit to the registration statement. Please have counsel revise to also consent to being named in the prospectus.

Response  3.     Counsel  has  made  the  requested  revision.

Form  8-K  Item  4.01
---------------------

Comment  4.     Please  advise  us  about  the  following:
- We were unable to confirm that you independent accountant, Jaspers + Hall, PC is currently licensed in Missouri.
-     Tell us why you selected a Colorado accounting firm to perform your audit.
-     Tell  us  if  the  audit  was  performed  in  Colorado  or  Missouri.
- Tell us how you have met those requirements to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X.
- Tell us what consideration you have given to Missouri state laws governing audits of Missouri companies performed by accountants who are licensed by other states.

Response  4.     Jaspers  +  Hall  is not currently licensed in Missouri, and to date, has completed the unaudited reviews of the Company in Colorado where the firm is a current member of the state accountancy board.

     Certain directors of the Company were familiar with Jaspers + Hall and considered Jaspers + Hall as well as other accounting firms when determining which firm to select as independent auditors. The Board looked at many factors including competency, professionalism and cost. The Company chose Jaspers + Hall as a result of this analysis.

     The Company's 2004 year end audit was completed in Colorado, where the auditors at that time, Michael Johnson & Co, principal officers are located; and in California, where the Company's principal offices were located at the end of 2004. Michael Johnson is registered and in good standing with the state board of accountancy in California.

     Rule 2-01 (a) states: (a) The Commission will not recognize any person as a certified public accountant who is not duly registered and in good standing as such under the laws of the place of his residence or principal office. The Commission will not recognize any person as a public accountant who is not in good standing and entitled to practice as such under the laws of the place of his residence or principal office.

     The Company has carefully reviewed this option when choosing an auditor, and both Michael Johnson & Co who completed the year end 2004 audit is in good standing in the place of residence of their firm. Jaspers + Hall, PC is, the Company's current auditors, are also duly licensed and in good standing with the state of Colorado.

     The Company and the auditors have given substantial consideration to the state laws governing the audits performed by accountants licensed in other states, and the auditors have plans to be in full compliance with Missouri state accountancy laws prior to the 2005 audit completion. The Company recognized this policy when completing its 2004 year end audit as it chose a firm that was duly licensed in the state where the firm resides as well as the state our principal offices reside, California, at the time of the audit.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                              Regards,


                              /s/  Amy  M.  Trombly

                              Amy  M.  Trombly
                              Counsel  for  Xtreme  Companies,  Inc.


cc:     Xtreme  Companies,  Inc.